UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 13, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated September 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 13, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 23, 2007

J-Pacific Intersects 37.5g Au/t over 11.2 metres at the Elizabeth Southwest Gold Vein

VANCOUVER, SEPTEMBER 13, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) said today that it had intersected 37.5g Au/t over 11.2 metres (1.09oz Au/t over 37.0 feet) at its Elizabeth Gold Property, located in the Lillooet Mining District of British Columbia, approximately 220 kilometres (135 miles) north of Vancouver.

In making the announcement today, Nick Ferris, J-Pacific's President and CEO, said, "This is the just the first of 12 holes to report from the 2007 Elizabeth drill program. We look forward to the results of the remaining drill holes with great anticipation."

Mr. Ferris also noted that the Elizabeth Gold Property is centrally located in prospective terrain 30 kilometres (18 miles) south-southwest of the permitted mill at the J-Pacific-owned Blackdome Gold Mine, and 30 kilometres (18 miles) north- northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. "We're extremely fortunate that the Elizabeth Gold Property's proximity to the permitted gold mill at J-Pacific's Blackdome Gold Mine means any eventual production from Elizabeth could be accommodated at the Blackdome facility, adding to any future production at Blackdome," said Mr. Ferris, pointed out that the high grades identified in several veins at the Elizabeth Property as well as its location make it an attractive exploration target that can be rapidly advanced.

In response to the results, John Harrop P.Geo., J-Pacific's senior geologist, said, "We are very pleased. The presence of visible gold in core, coupled with the width of the intersection, enabled us to use subsequent holes to test the orientation of this emerging zone. The J-Pacific technical team is studying the significance of the new results in targeting prospective mineralized zones along the Southwest and adjacent veins."

Maps illustrating the relative position of drill hole E07-43 with respect to others in the 2007 program and previous programs, along with photos, are posted on the J-Pacific website. The characteristics of this hole and the assay results are presented in the table below.

Hole ID	UTM_E	UTM_N	Azimuth	Plunge	Length	Length
			(degrees)	(degrees)	(m)	(feet)
E07-43	531220	5653773	180	55	111.9	367.0

Drill Hole	Interval		Core Width		Assays
	From (m)	To (m)	m	feet	(g Au/t)	(oz Au/t)
E07-43	84.35	95.53	11.18	36.7	37.5	1.09
including	84.35	85.05	0.70	2.3	14.44	0.42
	85.05	86.00	0.95	3.1	330.88	9.65
	86.00	88.10	2.10	6.9	1.07	0.03
	88.10	88.85	0.75	2.5	39.63	1.16
	88.85	90.53	1.68	5.5	1.88	0.05
	90.53	92.28	1.75	5.7	1.71	0.05
	92.28	93.20	0.92	3.0	10.37	0.30
	93.20	94.13	0.93	3.1	6.17	0.18
	94.13	95.53	1.40	4.6	29.70	0.87

BACKGROUND

The 2007 drill program comprises 14 holes, totalling approximately 1,725 metres. Twelve of the 14 holes successfully reached their intended targets. The drilling focused on infill drilling, to connect areas of known mineralization in the Southwest Zone, with the goal of developing sufficient new data to support a geological estimate of potential mineral resources.

Replicate samples were analyzed for all intervals discussed in this news release. Analytical work was performed by Acme Analytical Laboratories Ltd of Vancouver, Canada, an ISO 9001 certified company. Assay work is supervised by British Columbia Certified Assayers. Samples submitted to Acme were dried and then crushed to 70% passing through a 10 mesh screen (2 millimetre or smaller fragments). Splits of 500 grams were taken from this material and pulverized so that 95% of the material passed through a 150 mesh screen. A 30 gram sample was taken for fire assay from the fine fraction. The coarse fraction was weighed and all coarse material used for assay. A weighted average was used to combine the results to represent the gold content of the 500 gram sample. Two 500 gram samples if the initial crush were used to replicate the analysis. Some difference in gold levels is expected due to the natural gold variation within the sample. Variation between the replicates was within expected ranges and the weighted average of the combined intervals did not differ significantly. Details of the individual assays may be found on the J-Pacific web site.

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of John Harrop P.Geo, J-Pacific's Senior Geologist and the qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

From time to time, J-Pacific raises exploration funds from the issue of flow- through shares. This latest drilling program was made possible in part by flow- through financing arranged with the MineralFields Group.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.